UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K/A
Amendment No. 1
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-14749
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
FORM 11-K/A

EXPLANATORY NOTE
     This Amendment No. 1 on Form 11-K/A is an amendment to the Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) Annual Report on Form 11-K for the fiscal year ended February 28, 2007. The purpose of this Form 11-K/A is to replace, in its entirety, the previously filed Statement of Changes in Net Assets Available for Benefits, for the year ended February 28, 2007, of the Plan’s 2007 Annual Report. The changes to Statement of Changes in Net Assets Available for Benefits, for the year ended February 28, 2007, consist of the following: Net depreciation in fair value of investments has been removed from Deductions from net assets and Net depreciation in fair value of investments is reflected only within Additions to net assets. This Form 11-K/A does not update, modify, or amend any other disclosure to reflect developments since the original filing date or otherwise.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Committee
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan
Durango, Colorado
We have audited the accompanying statements of net assets available for benefits of Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) as of February 28, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended February 28, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2007 and 2006, and the changes in net assets available for benefits for the year ended February 28, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Ehrhardt Keefe Steiner & Hottman PC
August 27, 2007
Denver, Colorado

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	February 28,
	2007	2006
Assets
Investments, at fair value
Investments in common collective trust	$720,765	$200,924
Mutual funds	1,778,590	1,764,709
Common stock	1,647,664	2,155,140
Participant loans	33,978	27,578

Total investments	4,180,997	4,148,351

Receivables
Employer contributions	35,685	45,755

Total assets	4,216,682	4,194,106

Liabilities
Excess contributions	—	15,421

Net assets available for benefits	$4,216,682	$4,178,685
The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
February 28,
2007
Additions to net assets:
Investment income
Interest and dividends	$190,204
Net depreciation in fair value of investments	(161,783)
Total investment income	28,421

Contributions
Employer	35,685
Participants	274,035
Total contributions	309,720

Total additions	338,141

Deductions from net assets:
Benefits paid to participants	299,147
Administrative expenses	997

Total deductions	300,144

Total increase	37,997

Net assets available for benefits
Beginning of year	4,178,685

End of year	$4,216,682
The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
General
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) became effective June 1, 1994. The following description provides only general information and participants should refer to the Plan document for more complete information.
The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers all eligible employees of Rocky Mountain Chocolate Factory, Inc. (the Company).
The Board of Directors of the Company administers the Plan. Wells Fargo Retirement Plan Services, Inc. (“Trustee”) serves as trustee, manages Plan assets, and maintains the Plan’s records. The Plan offers participants a variety of investment options, including mutual funds, common collective trust and Company stock. Individual accounts are invested in the various investment options at the direction of the participants.
Eligibility
An employee becomes eligible to participate in the Plan as of March 1, June 1, September 1 or December 1 subsequent to the employee completing 1,000 hours of service during a twelve consecutive month period beginning on the date of hire and having attained age 21.
Contributions
Participants may elect to contribute a portion of compensation up to the Plan limits. A participant’s contribution made by salary deferral, which results in a reduction of taxable income to the participant, was limited by the Plan to $15,000 for fiscal 2007 in accordance with the Internal Revenue Code. If an eligible participant is 50 years of age or older, they may contribute up to $20,000. Participants may also add rollover contributions from other qualified plans.
During the plan year ended February 28, 2007 a total of $30,196 in employee contributions, in excess of amounts allowed by IRS nondiscrimination rules were made to the plan by plan participants. In accordance with IRS rules, contributions in excess of amounts allowed by the IRS nondiscrimination rules are distributed from the plan within one year of the plan year end date within which the excess contributions occurred.
The Plan provides for Company matching contributions equal to 25% of the participant contributions up to 6% of each employee’s annual compensation. Total matching contributions were $35,685 for the year ended February 28, 2007. The Company makes its matching contributions in a lump sum payment subsequent to the fiscal year end. These contributions are allocated directly to participants’ accounts.
Participants’ Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Participants who are subject to limitations on individual contributions, due to their level of pay in relation to that of the other participants, share in Company contributions to the extent of their contribution. Allocations are based upon Plan earnings and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Vesting
Participants are 100% vested in their salary deferrals at all times and can withdraw their voluntary contributions from the Plan upon termination of employment. A participant becomes 100% vested in employer contributions after three years of continued service or upon the participant’s death, disability or attaining normal retirement age, and become 33% vested after year one, 67% vested after year two, and 100% vested after year three.
Forfeitures
Forfeitures of nonvested balances for terminated employees are used to reduce future Company contributions. During 2007 and 2006, forfeited nonvested balances used to reduce Company contributions were $0 and $150, respectively.
Payment of Benefits
In the case of death, disability or retirement, benefits become payable as soon as administratively feasible. The Plan provides three payment options associated with the distribution of benefits: 1) lump-sum, 2) transfer of benefits to another qualified retirement plan and 3) periodic installments as defined in the Plan agreement. Upon termination for causes other than death, disability or retirement, participants may receive payment of their vested account in a lump sum payment or by rolling over the account. The Plan also allows for payment of benefits for financial hardship. A hardship distribution may be made to satisfy certain immediate and heavy financial needs that a participant may have. Benefit payments are recorded by the plan when paid.
Administrative Expenses
The Company provides, at no cost to the Plan, certain administrative, accounting and legal services to the Plan and also pays the cost of certain outside services for the Plan. All transaction costs and certain plan administrative expenses are paid for by the Plan.
Participant Loans
Participants may obtain loans in amounts up to the lesser of 50% of their vested balance or $50,000 for a period not to exceed 5 years unless the proceeds are used to acquire the participant’s principal residence. Loans used to acquire real estate that serves as the participant’s primary residence may, subject to the Administrator’s determination, be repaid over a period longer than five years. The loans bear interest at a rate determined at the inception of the loan. Interest rates ranged from 5.0% to 6.5% on outstanding loans at February 28, 2007. Loan principal and interest are repaid bi-weekly through payroll deductions and mature between June 2007 and April 2011.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America and in accordance with the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as determined by quoted market prices. Loans to participants are valued at the amortized principal amount, which approximates fair value.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through its common/collective fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment. No adjustment of the investment from fair value to contract value was required as contract value approximated fair value as of February 28, 2006 and 2007.
As of February 28, 2007 and 2006, the Plan was invested in the Wells Fargo Collective Stable Return Fund (“Stable Return Fund”). The Stable Return Fund is a common collective trust that is held in the general account of Wells Fargo. The Stable Return Fund invests in fully benefit responsive guaranteed investment contracts.
The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits, and is determined as the difference between market value or contract value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or the year-end market value or contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized on the accrual method and dividends are recorded on the ex-dividend date.
Risk and Uncertainties
The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Concentration
At February 28, 2007 and February 28, 2006, approximately 39% and 51% respectively, of Plan assets were invested in Rocky Mountain Chocolate Factory, Inc. common stock. A significant change in the stock price would have a significant effect on the financial statements.

NOTE 3 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Net assets available for benefit for financial reporting purposes differ from amounts show on the Plan’s Form 5500 as of February 28, 2006, due to the accrual of excess contributions by $15,421. Changes in net assets available for benefits for financial reporting purposes differ from amounts shown on the Plan’s Form 5500 for the year ended February 28, 2007, due to the accrual of corrective distributions in 2006 by $15,421.
NOTE 4 — PLAN AMENDMENT AND INCOME TAX STATUS
The Plan is a qualified benefit plan under Section 401(a) of the Internal Revenue Code and, as such, is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan received its determination letter from the Internal Revenue Service on August 30, 2001.
The Plan has since been amended and although the restated Plan has not received a determination letter from the Internal Revenue Service, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
NOTE 5 — INVESTMENTS
Investments that individually represent 5% or more of the Plan’s net assets available for benefit are denoted with an (*) at February 28:

	2007		2006
Investments in common collective trust
Stable Return Fund	$720,765	*	$200,924
Mutual funds
Wells Fargo Index Fund	173,504		240,521	*
Wells Fargo Small Cap Opportunities Fund	520,853	*	574,789	*
American Funds Growth Fund of America	370,593	*	316,982	*
American Funds Europacific Growth Fund	218,922	*	201,230
Common stock
Rocky Mountain Chocolate Factory, Inc.	1,647,664	*	2,155,140	*
During fiscal 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(161,783) as follows:

2007
Investments in common collective trust	$24,310
Mutual funds	37,047
Common stock	(223,140)
NOTE 6 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of the Company and funds managed by the Trustee. As the Company is the sponsoring entity of the Plan, these transactions, as well as all related to the Trustee, qualify as party-in-interest transactions.
NOTE 7 — TERMINATION OF THE PLAN
While the Company has not expressed any intent to discontinue the Plan, they may, by action of the Board of Directors, terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants become fully vested in their accounts, and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiary.

SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
February 28, 2007
EIN: 84-0910696
Plan No. 001

		(c)
		Description of investment
	(b)	including maturity date, rate	(e)
	Identity of issue, borrower, lessor, or	of interest, collateral, par,	Current
(a)	similar party	or maturity value	value
*	Wells Fargo Advantage Stable Return Fund	Common collective trust	$720,765
*	Wells Fargo Advantage Small Cap Opportunities	Mutual Fund	520,853
*	Wells Fargo Advantage Index Fund	Mutual Fund	173,504
*	Wells Fargo Advantage Moderate Balanced Fund	Mutual Fund	163,141
*	Wells Fargo Advantage Equity Income Fund	Mutual Fund	138,282
*	Wells Fargo Advantage Total Return Bond	Mutual Fund	38,870
*	Wells Fargo Advantage Dow Jones Target 2010 Fund	Mutual Fund	11,753
	American Funds Growth Fund of America	Mutual Fund	370,593
	American Funds Europacific Growth	Mutual Fund	218,922
	T. Rowe Price Mid Cap Value	Mutual Fund	107,030
	Artisan Mid Cap	Mutual Fund	21,623
	Van Kampen Comstock Fund	Mutual Fund	14,019
*	Rocky Mountain Chocolate Factory, Inc.	Common Stock	1,647,664
*	Participant loans	Participant loans — interest at 5.0% to 6.5%, maturing from June 2007 to April 2011, collateralized by participant account balances	33,978

	Total		$4,180,997

*	Column (a) indicates a party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
BY ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. PLAN ADMINISTRATOR

Date: September 24, 2007	/s/ Bryan J. Merryman
Bryan J. Merryman, Chief Operating Officer, Chief Financial
Officer, Treasurer, Director and Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description	Incorporated by Reference to

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.